Exhibit 10

Advanced Semiconductor Engineering, Inc.

Investor Relations Contact:

Iris Wu, Manager

irissh_wu@aseglobal.com

Tel: +886.2.6636.5678

http://www.aseglobal.com

December 14, 2015

ASE Proposes All Cash Acquisition of All SPIL Shares

to the Board of Directors of SPIL

Taipei, Taiwan, R.O.C., December 14, 2015 – Advanced Semiconductor Engineering, Inc. (TAIEX stock code: 2311; NYSE: ASX) (“ASE” or “we”) today announced that its board of directors has approved and submitted a proposal (the “Proposal”) to Siliconware Precision Industries Co., Ltd. (“SPIL”) to acquire all SPIL shares for cash, to be effected through an agreed statutory share exchange transaction under Taiwan law between ASE and SPIL on customary terms and conditions (including closing conditions) (please see below for the full text of the letter that ASE sent to the board of directors of SPIL). The terms and conditions of our Proposal are as follows:

•	Price: NT$55 per common share (or NT$275 per American depositary share).

•	Acquisition amount and legal entity name: all shares of SPIL not otherwise owned by ASE. If the transaction is consummated, SPIL will become a wholly-owned subsidiary of ASE. ASE will maintain SPIL’s separate legal entity status and retain SPIL’s legal entity name.

•	All directors and management of SPIL will be retained and their current compensation and benefits maintained.

•	SPIL’s current employee policies will be observed and all SPIL employees will be retained to ensure the protection of their labor rights.

•	SPIL must terminate or cancel the Tsinghua Deal (as defined below) in accordance with its terms or applicable laws (and terminate any other transaction that will dilute SPIL’s shares or other similar transactions).

ASE’s investment in SPIL was based on our sincere belief in the need for Taiwan’s semiconductor packaging and testing industry players to actively seek opportunities for cooperation and resource consolidation to maintain and further improve the competitive strength of Taiwan’s semiconductor packaging and testing industry in the face of intensified global competition and emerging competitors. Therefore, we hoped that our investment in SPIL would have promoted the cooperation between both companies and set an excellent example in Taiwan for productive cooperation between two exemplary companies in the face of intense competition.

However, from the time we launched the tender offer for shares of SPIL, we have noted the hostility of SPIL’s management towards our investment and its refusal to reasonably consider the possibility of cooperating with ASE. We were chagrined to learn that on December 11, 2015 the board of directors of SPIL decided to enter into a share placement agreement with Tsinghua Unigroup Ltd. (“Tsinghua”), pursuant to which SPIL will issue 1,033 million common shares to a subsidiary of Tsinghua for NT$55 per share (the “Tsinghua Deal”), contemplating a defensive and highly dilutive transaction that brings no cash to its shareholders.

As ASE is deeply committed both to preserving and creating shareholder value at SPIL, and in order to protect our investment in SPIL, we are left with no choice but submit the Proposal to SPIL for the parties to enter into an agreed statutory share exchange agreement pursuant to Taiwan law on customary terms and conditions (including closing conditions), under which we will acquire 100% equity interest in SPIL for cash.

We have asked that SPIL review our Proposal and send us a written response no later than December 21, 2015 to confirm whether SPIL is willing to discuss as soon as possible a 100% share exchange transaction in accordance with our Proposal. If SPIL agrees, the contemplated 100% share exchange transaction will be implemented pursuant to the Taiwan Mergers and Acquisitions Act and applicable regulations, and will be subject to the parties’ execution and delivery of a share exchange agreement, approval from both ASE’s and SPIL’s shareholders meetings, clearance from the relevant regulatory authorities and other customary closing conditions.

We believe that our Proposal provides an attractive and immediate cash value to SPIL shareholders while preserving the rights and entitlements of SPIL’s management and employees.

The key highlights of our Proposal include:

•	Premium valuation: Our Proposal represents a 20.88% premium over the closing price of SPIL common shares on December 11, 2015 and a 27.91% premium over the average closing price of common shares of SPIL for the 60-business day period ending December 11, 2015.

•	Cash value for SPIL shareholders: The Tsinghua Deal not only does not provide any cash to SPIL’s shareholders, but will also significantly dilute the equity interests of SPIL’s shareholders. (If SPIL issues 1,033 million new shares to Tsinghua, the additional shares issued will amount to approximately 33% of the current pre-money total outstanding share capital of SPIL.) In contrast, our Proposal is for an all cash offer that would provide immediate and certain cash value to SPIL’s shareholders.

•	Beneficial for SPIL management and employees: ASE intends to continue to be subject to all previous personnel regulations, employee compensation and employee benefits in order to protect the rights and interests of employees.

We are deeply committed both to preserving and creating shareholder value at SPIL and we believe that our Proposal provides compelling value to SPIL shareholders.

***

Below is the full text of the letter that ASE sent to the board of directors of SPIL today.

December 14, 2015

The Board of Directors
Siliconware Precision Industries Co., Ltd.

No. 123, Section 3, Da Fong Rd.
Tanzi District, Taichung, Taiwan, R.O.C.

To All Directors of SPIL:

On October 1, 2015, Advanced Semiconductor Engineering, Inc. (“ASE,” “we” or “the Company”) acquired 779,000,000 common shares (“Common Shares”), including those represented by American depositary shares (“ADSs”), of Siliconware Precision Industries Co., Ltd. (“SPIL”) through concurrent tender offers in Taiwan and in the United States (the “Tender Offer”), thereby becoming a shareholder of SPIL, holding approximately 24.99% of the issued and outstanding share capital of SPIL.

ASE and SPIL were both established in 1984. Over the past 30 years, ASE and SPIL worked tirelessly to build the foundation of Taiwan’s semiconductor industry. Both ASE and SPIL have experienced the numerous ups and downs of Taiwan’s semiconductor industry, faced challenges from around the world and prevailed over difficulties to establish Taiwan’s leading position in the global semiconductor industry. These events flashed by and it seems as if the huge changes in the industry only happened yesterday. Only those who have participated can truly appreciate this achievement. In this age of intensified global competition and emerging competitors, we hope that with all our efforts, and with the support and assistance from Taiwan’s government, Taiwan will continue to be a leading force in the intensely competitive environment of the global semiconductor industry.

ASE’s investment in SPIL was based on our sincere belief in the need for Taiwan’s semiconductor packaging and testing industry players to actively seek opportunities for cooperation and resource consolidation to maintain and further improve the competitive strength of Taiwan’s semiconductor packaging and testing industry in the face of intensified global competition and emerging competitors. Therefore, we greatly value our investment in SPIL and hoped that this investment would have promoted the cooperation between both companies, as well as set an excellent example in Taiwan for productive cooperation between two exemplary companies in the face of intense competition.

However, from the time we launched the Tender Offer we have noted the hostility of SPIL’s management towards our investment and its refusal to reasonably consider the possibility of cooperating with ASE. For example:

•	SPIL attempted to implement a cashless and highly dilutive share swap with a third party at an extremely low implied price – a maneuver that was not approved at SPIL’s shareholders’ meeting;

•	SPIL commenced baseless litigation against ASE, attempting to invalidate the Tender Offer and alleging that ASE does not have the right to be recorded in SPIL’s shareholder register for the shares it acquired in the Tender Offer for consideration of approximately NT$35.2 billion, and publicly denied that ASE is a lawful shareholder of SPIL;

•	SPIL has on multiple occasions questioned in the harshest terms ASE’s good faith to seek avenues of cooperation;

•	The financial press has reported repeatedly that SPIL is putting in place defensive measures to disadvantage ASE, SPIL’s largest shareholder; and

•	SPIL’s employees have repeatedly and publicly made unfounded speculations about ASE and the lawful Tender Offer, even organizing a 3,000-person protest intended to generate public hostility against us; SPIL’s management has at no point refuted such actions or statements made by its employees.

Even so, we have not maliciously criticized SPIL and its management, but repeatedly sought dialogue with SPIL on an equal and mutually beneficial basis. Unfortunately, we have failed to reach any consensus. We were further chagrined to learn that on December 11, 2015 the board of directors of SPIL decided to enter into a share subscription agreement with Tsinghua Unigroup Ltd. (“Tsinghua”), pursuant to which SPIL will issue 1,033 million Common Shares to a subsidiary of Tsinghua for NT$55 per share (the “Tsinghua Deal”), contemplating a defensive and highly dilutive transaction that brings no cash to its shareholders.

As ASE is deeply committed both to preserving and creating shareholder value at SPIL, and in order to protect our investment in SPIL, we are left with no choice but to propose to enter into an agreed statutory share exchange agreement between ASE and SPIL on customary terms and conditions (including closing conditions), under which we will acquire 100% equity interest in SPIL for cash. The terms and conditions of our proposal (the “ASE Acquisition Proposal”) are as follows:

•	Price: NT$55 per Common Share (or NT$275 per ADS).

•	Acquisition amount and legal entity name: all shares of SPIL not otherwise owned by ASE. If the transaction is consummated, SPIL will become a wholly-owned subsidiary of ASE. ASE will maintain SPIL’s separate legal entity status and retain SPIL’s legal entity name.

•	All directors and management of SPIL will be retained and their current compensation and benefits maintained.

•	SPIL’s current employee policies will be observed and all SPIL employees will be retained to ensure the protection of their labor rights.

•	SPIL must terminate or cancel the Tsinghua Deal in accordance with its terms or applicable laws (and terminate any other transaction that will dilute SPIL’s shares or other similar transactions).

We urge that SPIL review the ASE Acquisition Proposal and send us a written response no later than December 21, 2015 confirming whether SPIL is willing to discuss as soon as possible a 100% share exchange transaction in accordance with the aforementioned ASE Acquisition Proposal. If SPIL agrees with the ASE Acquisition Proposal, the contemplated 100% share exchange transaction will be implemented pursuant to the Taiwan Mergers and Acquisitions Act and applicable regulations, and will be subject to the parties’ execution and delivery of a share exchange agreement, approval at both ASE’s and SPIL’s shareholders meetings, clearance from the relevant regulatory authorities and other customary closing conditions.

Unlike the Tsinghua Deal, the ASE Acquisition Proposal will bring a cash value to all SPIL shareholders. The Tsinghua Deal not only does not provide any cash to SPIL’s shareholders, but will also significantly dilute the equity interests of SPIL’s shareholders. (If SPIL issues 1,033 million new shares to Tsinghua, the additional shares issued will amount to approximately 33% of the current pre-money total outstanding share capital of SPIL.)

We once again sincerely urge that all members of the board of directors of SPIL uphold their fiduciary duties, and, keeping in mind the interests of all of SPIL’s shareholders, carefully review the details and conditions of the ASE Acquisition Proposal. We trust that the board of directors of SPIL will take a broader perspective and seriously consider the future of Taiwan’s semiconductor packaging and testing industry, taking into account both companies’ endeavors in Taiwan’s semiconductor industry for over 30 years, when considering the ASE Acquisition Proposal.

Advanced Semiconductor Engineering, Inc.

***

Additional Information:

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which ASE has made for a business combination transaction with SPIL. In furtherance of this proposal and subject to future developments, ASE and/or SPIL may file one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document ASE and/or SPIL may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ASE AND SPIL ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASE, SPIL AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov.

Safe Harbor Notice:

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2014 Annual Report on Form 20-F filed on March 18, 2015.